SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between July 01, 2013 and July 31, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	(X) Board of Directors	( ) Executive Officers	( ) Fiscal Committee		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics			Quantity		% of participation
						Same Class and Type	Total
Shares	Common			16		Under 0.01%	Under 0.01%
Shares	Preferred			2,392,141		1.77%	0.86%

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 01, 2013	38200	7.08	270,456.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 01, 2013	15300	7.09	108,477.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 01, 2013	22000	7.1	156,200.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 01, 2013	10000	7.11	71,100.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 01, 2013	5000	7.12	35,600.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 01, 2013	58500	7.13	417,105.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 01, 2013	8000	7.14	57,120.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 01, 2013	20000	7.15	143,000.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 02, 2013	5000	6.69	33,450.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 02, 2013	10000	6.72	67,200.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 02, 2013	10000	6.73	67,300.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 02, 2013	5000	6.77	33,850.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 02, 2013	19900	6.81	135,519.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 02, 2013	18100	6.82	123,442.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 02, 2013	5000	6.83	34,150.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 02, 2013	5000	6.84	34,200.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 02, 2013	3000	6.95	20,850.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 02, 2013	3000	7.11	21,330.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 02, 2013	3000	7.12	21,360.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 03, 2013	2500	6.41	16,025.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 03, 2013	5000	6.47	32,350.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 03, 2013	5000	6.48	32,400.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 03, 2013	5000	6.58	32,900.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 04, 2013	9900	6.32	62,568.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 04, 2013	2100	6.33	13,293.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 04, 2013	6000	6.34	38,040.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 04, 2013	5000	6.38	31,900.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 04, 2013	4500	6.4	28,800.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 04, 2013	3500	6.42	22,470.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 05, 2013	1500	6.07	9,105.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 05, 2013	9000	6.08	54,720.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 05, 2013	8000	6.1	48,800.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 05, 2013	3500	6.11	21,385.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 05, 2013	5000	6.13	30,650.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 05, 2013	4500	6.14	27,630.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 05, 2013	9000	6.15	55,350.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 05, 2013	3500	6.34	22,190.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 05, 2013	2800	6.37	17,836.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 08, 2013	4500	6.23	28,035.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 08, 2013	9500	6.26	59,470.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 08, 2013	5000	6.28	31,400.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 08, 2013	5000	6.32	31,600.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 08, 2013	5000	6.38	31,900.00
Shares	Preferred	AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A	Sale	July 08, 2013	8900	6.4	56,960.00

Final Balance

Securities / Derivatives	Securities Characteristics			Quantity		% of participation
						Same Class and Type	Total
Shares	Common			16		Under 0.01%	Under 0.01%
Shares	Preferred			1,994,941		1.48%	0.72%

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between July 01, 2013 and July 31, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors	(X ) Executive Officers	( ) Fiscal Committee	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation
Same Class and Type	Total
Shares	Common	0	0%	0%
Shares	Preferred	48,169	0.04%	0.02%

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation
Same Class and Type	Total
Shares	Common	0	0%	0%
Shares	Preferred	48,169	0.04%	0.02%

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between July 01, 2013 and July 31, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors	( ) Executive Officers	( ) Fiscal Committee	(X) Shareholders

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation
Same Class and Type	Total
Shares	Common	143,858,188	100.00%	51.62%
Shares	Preferred	30,531,210	22.62%	10.95%

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Securities / Derivatives	Securities Characteristics	Quantity	% of participation
Same Class and Type	Total
Shares	Common	143,858,188	100.00%	51.62%
Shares	Preferred	30,531,210	22.62%	10.95%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.